UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
OMB APPROVAL
___________________________
 OMB Number 3235-0058
 Expires: March 31, 2006
 Estimated average burden
 hours per response .. 2.50
___________________________
SEC FILE NUMBER
0-17224
___________________________
CUSIP NUMBER
25811P100

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On April 19, 2005, Doral Financial Corporation (the “Company”) announced that it had determined that the previously filed interim and audited financial statements for the periods from January 1, 2000 through December 31, 2004 should no longer be relied on and that the financial statements for some or all of the periods included therein should be restated. On May 26, 2005, the Company filed a Form 8-K providing certain unaudited and preliminary operational data for the first quarter ended March 31, 2005 and an update on its restatement process and related matters. Subsequently, on July 18, 2005, the Company issued a press release providing certain unaudited and preliminary operational data for the second quarter ended June 30, 2005
     The Company’s Form 10-Q for the quarter ended June 30, 2005 will not be timely filed because of delays, related to the restatement, in the preparation of the Company’s unaudited financial statements to be included in the Form 10-Q. The Company is currently working expeditiously to conclude the restatement, but is not yet in a position to announce a specific date for filing the Form 10-Q. For additional information, please refer to the Company’s Form 8-K and Form 8-K/A filed with the Securities and Exchange Commission on April 19, 2005 and April 21, 2005, respectively, and the Company’s Form 8-Ks filed with the Commission on May 26, 2005 and July 19, 2005, respectively, which are incorporated herein by reference.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ricardo Meléndez,
Executive Vice President and Chief Financial Officer	787	474-6764

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Quarterly Report on Form 10-Q for the period ended March 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
     As a result of the matters more fully described in Part III, above, the Company is not in a position to provide an estimate of any anticipated significant changes in results of operations from the quarter ended June 30, 2004 to the quarter ended June 30, 2005 that may be reflected in the earnings statements to be included in the Form 10-Q for the quarter ended June 30, 2005.
     Doral Financial Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2005	By:	Ricardo Meléndez

Executive Vice President and Chief Financial Officer